ANTHONY L.G., PLLC

laura aNTHONy, esq GEOFFREY ASHBURNE, ESQ* JOHN CACOMANOLIS, ESQ** CHAD FRIEND, ESQ, LLM SVETLANA ROVENSKAYA, ESQ***	www.ANTHONYPLLC.com WWW.SECURITIESLAWBLOG.COM WWW.LAWCAST.COM DIRECT E-MAIL: LANTHONY@ANTHONYPLLC.COM

OF COUNSEL: MICHAEL R. GEROE, ESQ, CIPP/US**** CRAIG D. LINDER, ESQ***** PETER P. LINDLEY, ESQ, CPA, MBA STUART REED, ESQ MARC S. WOOLF, ESQ

*licensed in CA **licensed in FL and NY ***licensed in NY and NJ ****licensed in CA, DC, MO and NY *****licensed in CA, FL and NY

November 2, 2020

VIA ELECTRONIC EDGAR FILING

Office of Real Estate & Construction

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	iCap Vault 1, LLC
Amendment No. 5 to Registration Statement on Form S-11
Filed September 18, 2020
File No. 333-236458

Dear Sir or Madam:

We have electronically filed herewith on behalf of iCap Vault 1, LLC (the “Company”) and Vault Holding 1, LLC (the “Guarantor”), as co-registrants (“Registrants”), Amendment No. 6 (“Amendment No. 6”) to the above-referenced registration statement on Form S-11 filed with the Securities and Exchange Commission (“SEC”) on February 14, 2020 and as amended on May 13, 2020, May 14, 2020, June 30, 2020, August 28, 2020 and September 18, 2020 (“Form S-11”). Amendment No. 6 is marked with < R > tags to show changes made from Amendment No. 5 to the Form S-11 filed on September 18, 2020. In addition, we have included a narrative response herein keyed to the comment of the staff of the Division of Corporation Finance (the “Staff”) set forth in the Staff’s comment letter to Chris Christensen dated October 1, 2020. We trust you shall deem Amendment No. 6 and the contents of this transmittal letter responsive to your comment letters.

Amendment No. 5 to Registration Statement on Form S-11

General

Comment 1: We note in your response to comment 1 that you will have no discretion to change the interest rate premium after the first year and that there is no termination date. However, you disclosure suggests that the interest rate premiums (other than the lock-up) will last for 1 year and will be renewed for an additional year. Please revise your disclosure to be consistent with your response to comment 1.

Response: The Registrants acknowledge the Staff’s comment. The Registrants reconfirm that they have no discretion to change the interest rate premiums. However, the Registrants want to clarify that the (i) “Investment Amount” interest rate premium shall continue until the investor’s principal amount of Notes becomes less than the minimum balance ($10,000) required to earn the reward at which point the offer shall discontinue and (ii) “Clients of RIAs” interest rate premium shall continue until the date the selling agreement with the Registered Investment Advisor is no longer effective. Accordingly, the Registrants have revised the interest rate premiums (other than the lock-up) in Amendment No. 6.

Office of Real Estate & Construction

Division of Corporation Finance

Securities and Exchange Commission

November 2, 2020

If the Staff has any further comments regarding the Form S-11, Amendment No. 6 or any subsequent amendments to the Company’s offering statement on Form S-11, please feel free to contact the undersigned.

Anthony L.G., PLLC

By:	/s/ Laura Anthony
Laura Anthony, Esq.

cc:	Isaac Esquivel/ U.S. Securities and Exchange Commission

Jennifer Monick/ U.S. Securities and Exchange Commission

Jonathan Burr/ U.S. Securities and Exchange Commission

David Link/ U.S. Securities and Exchange Commission

Chris Christensen/iCap Vault 1, LLC

Craig D. Linder, Esq./Anthony L.G., PLLC

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